Filed Pursuant to Rule 424(b)(5)
Registration No. 333-128852

PROSPECTUS

$1,000,000,000

R. R. Donnelley & Sons Company

Offer to Exchange

$500,000,000 4.95% Notes Due 2010	$500,000,000 5.50% Notes Due 2015
WHICH HAVE BEEN REGISTERED	WHICH HAVE BEEN REGISTERED
UNDER THE SECURITIES ACT OF 1933	UNDER THE SECURITIES ACT OF 1933
FOR ALL OUTSTANDING	FOR ALL OUTSTANDING
UNREGISTERED	UNREGISTERED
$500,000,000 4.95% Notes Due 2010	$500,000,000 5.50% Notes Due 2015

R. R. Donnelley & Sons Company, or RR Donnelley, is hereby offering, upon the terms and subject to the conditions set forth in this prospectus and the accompanying letter of transmittal, to exchange $500,000,000 aggregate principal amount of its outstanding, unregistered 4.95% Notes due 2010 (which we refer to as the unregistered 2010 Notes) that you now hold for an equal principal amount of 4.95% Notes due 2010 (which we refer to as the registered 2010 Notes) with substantially identical terms and $500,000,000 aggregate principal amount of its outstanding, unregistered 5.50% Notes due 2015 (which together with the unregistered 2010 Notes are referred to as the private notes) that you now hold for an equal principal amount of 5.50% Notes due 2015 (which together with the registered 2010 Notes are referred to as the exchange notes) with substantially identical terms. The exchange notes are registered under the Securities Act of 1933, as amended, or the Securities Act, and, as a result, will generally not be subject to the transfer restrictions applicable to the private notes. This exchange offer will expire at 5:00 p.m., New York City time, on December 5, 2005, unless we extend the expiration date for up to 20 business days. You must tender your private notes by the expiration date to obtain exchange notes and the liquidity benefits the exchange notes offer.

We have agreed with the initial purchasers of the private notes to make this exchange offer and to register the issuance of the exchange notes after the initial sale of the private notes. This exchange offer applies to any and all private notes tendered by the expiration date.

The exchange notes will be unsecured senior obligations of RR Donnelley and will rank equally with all of its unsecured senior indebtedness. The exchange notes will be effectively subordinated to RR Donnelley’s secured indebtedness.

We will not list the exchange notes on any established exchange.

Investing in the exchange notes involves a high degree of risk. See “ Risk Factors,” beginning on page 6, for a discussion of certain factors that you should consider in connection with the exchange offer and an investment in the exchange notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 3, 2005.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and in accordance therewith file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission, or the SEC, on a regular basis. You may read and copy this information or obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. Further information on the operation of the SEC’s Public Reference Room in Washington, D.C. can be obtained by calling the SEC at 1-800-SEC-0330.

The SEC also maintains an Internet world wide web site that contains those reports, proxy statements and other information about issuers, like us, who file electronically with the SEC. The address of that site is http://www.sec.gov.

This prospectus incorporates important business and financial information about RR Donnelley from documents that are not included in or delivered with this document. You can obtain documents incorporated by reference in this document from our website at www.rrdonnelley.com, or by requesting them in writing or by telephone at the following address or telephone number:

R. R. Donnelley & Sons Company

111 South Wacker Drive

Chicago, Illinois 60606

Telephone: (866) 425-8272

You will not be charged for any of these documents that you request. In order to ensure timely delivery of the documents, any request should be made at least five days prior to the expiration date.

See “Documents Incorporated by Reference” beginning on page 35.

SUMMARY

This summary may not contain all of the information that may be important to you. You should read this entire prospectus and the documents incorporated by reference and noted below under “Documents Incorporated by Reference” before making a decision to exchange any notes. For a complete understanding of this exchange offer, we urge you to read this entire document, especially the discussion of the risks of investing in the notes discussed under “Risk Factors.” In this prospectus, unless the context indicates otherwise, the terms “RR Donnelley”, “we,” “us,” “Company” and “our” refer to R. R. Donnelley & Sons Company and its subsidiaries.

Overview

RR Donnelley is the world’s premier full-service provider of print and related services, including document-based business process outsourcing. Founded more than 140 years ago, the Company provides solutions in commercial printing, direct mail, financial printing, print fulfillment, forms and labels, logistics, call centers, transactional print-and-mail, print management, online services, digital photography, color services, and content and database management to customers in the publishing, healthcare, advertising, retail, technology, financial services and many other industries. The largest companies in the world and others rely on RR Donnelley’s scale, scope and insight through a comprehensive range of online tools, variable printing services and market-specific solutions.

The Astron Group Limited

On June 20, 2005, we acquired The Astron Group Limited (“Astron”) for approximately $951 million net of approximately $10 million in cash acquired, including the assumption of approximately $449 million of Astron’s debt and approximately $5 million in acquisition costs. On the acquisition date, approximately $434 million of the assumed debt was paid off. Astron is a leader in the document-based business process outsourcing market, providing transactional print and mail services, data and print management, document production and marketing support services primarily in the United Kingdom.

Summary of the Exchange Offer

The Exchange Offer

We are offering to exchange

•      $1,000 principal amount of our 4.95% Notes due 2010 registered under the Securities Act,

for

•      each $1,000 principal amount of our unregistered 4.95% Notes due 2010 issued on May 23, 2005 in a private offering,

and

•      $1,000 principal amount of our 5.50% Notes due 2015 registered under the Securities Act,

for

•      each $1,000 principal amount of our unregistered 5.50% Notes due 2015 issued on May 23, 2005 in a private offering.

We refer to the registered 4.95% Notes due 2010 and the registered 5.50% Notes due 2015 collectively as the exchange notes. We refer to the unregistered 4.95% Notes due 2010 and the unregistered 5.50% Notes due 2015 issued on May 23, 2005 in a private offering collectively as the private notes. We sometimes will refer to the exchange notes and the private notes together as the notes. As of the date of this prospectus, there is $1,000,000,000 aggregate principal amount of private notes outstanding. See “The Exchange Offer.”

Expiration Date	The exchange offer will expire at 5:00 p.m., New York City time, on December 5, 2005, unless we extend it for up to 20 business days. In that case, the phrase “expiration date” will mean the latest date and time to which we extend the exchange offer. We will issue exchange notes on the expiration date or promptly after that date.

Conditions to the Exchange Offer	The exchange offer is subject to customary conditions which include, among other things, any applicable law or any applicable interpretation of the staff of the SEC which, in our reasonable judgment, would materially impair our ability to proceed with the exchange offer. The exchange offer is not conditioned upon any minimum principal amount of private notes being submitted for exchange. See “The Exchange Offer—Conditions.”

Procedures for Participating in the Exchange Offer

If you wish to participate in the exchange offer, you must complete, sign and date an original or faxed letter of transmittal in accordance with the instructions contained in the letter of transmittal accompanying this prospectus. Then you must mail or deliver the completed letter of transmittal (or facsimile of the letter of transmittal), together with the private notes you wish to exchange and any other required documentation, to LaSalle Bank National Association, which is acting as exchange agent, on or before the expiration date. By signing the letter of transmittal, you will represent to and agree with us that,

•      you are acquiring the exchange notes in the ordinary course of your business;

•      you are not participating, do not intend to participate, and have no arrangement or understanding with anyone to participate in a distribution of the exchange notes; and

•      you are not an “affiliate,” as defined in Rule 405 under the Securities Act, of RR Donnelley, or a broker-dealer tendering the private notes acquired directly from RR Donnelley for its own account.

If you are a broker-dealer who will receive exchange notes for your own account in exchange for private notes that you acquired as a result of your market-making or other trading activities, you will be required to acknowledge in the letter of transmittal that you will deliver a prospectus in connection with any resale of such exchange notes.

Resale of Exchange Notes

We believe that you may offer for resale, resell and transfer your exchange notes without registering them under the Securities Act and delivering a prospectus, if you can make the same three representations that appear above under the heading “Procedures for Participating in the Exchange Offer.” Our belief is based on interpretations of the SEC staff for other exchange offers that the SEC staff expressed in some of the SEC’s no-action letters to other issuers in exchange offers like ours.

We cannot guarantee that the SEC would make a similar decision about this exchange offer. If our belief is wrong, or if you cannot truthfully make the representations mentioned above, and you transfer any exchange note issued to you in the exchange offer without meeting the registration and prospectus delivery requirements of the Securities Act, or without an exemption from such requirements, you could incur liability under the Securities Act. We are not indemnifying you for any such liability and we will not protect you against any loss incurred as a result of any such liability under the Securities Act.

If you are a broker-dealer that has received exchange notes for your own account in exchange for private notes that were acquired as a result of market-making or other trading activities, you must acknowledge in the letter of transmittal that you will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the exchange notes. We have agreed that for a period of up to 180 days after the registration statement is declared effective, we will make this prospectus, as amended or supplemented, available to any such broker-dealer that requests copies of this prospectus in the letter of transmittal for use in connection with any such resale.

Special Procedures for Beneficial Owners

If your private notes are held through a broker, dealer, commercial bank, trust company or other nominee and you wish to surrender such private notes, you should contact your intermediary promptly and instruct it to surrender your private notes on your behalf.

If you wish to tender on your own behalf, you must, before completing and executing the letter of transmittal for the exchange offer and delivering your private notes, either arrange to have your private notes registered in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take a long time.

Guaranteed Delivery Procedures	If you wish to tender your private notes and you cannot meet the expiration date deadline, or you cannot deliver your private notes, the letter of transmittal or any other documentation on time, then you must surrender your private notes according to the guaranteed delivery procedures appearing below under “The Exchange Offer—Guaranteed Delivery Procedures.”

Acceptance of Private Notes and Delivery of Exchange Notes	We will accept for exchange any and all private notes that are properly surrendered in the exchange offer and not withdrawn prior to the expiration date if you comply with the procedures of the exchange offer. The exchange notes will be delivered promptly after the expiration date.

Withdrawal Rights	You may withdraw the surrender of your private notes at any time prior to the expiration date by complying with the procedures for withdrawal described in “The Exchange Offer—Withdrawal of Tenders.”

Accounting Treatment	We will not recognize a gain or loss for accounting purposes as a result of the exchange.

Material Federal Income Tax Considerations	The exchange of private notes for exchange notes should not be a taxable transaction for United States Federal income tax purposes. You should not have to pay federal income tax as a result of your participation in the exchange offer. See “Material United States Federal Income Tax Considerations.” If you are considering an exchange of your private notes for the exchange notes, you should consult your own tax advisor(s) concerning the tax consequences arising under state, local, or foreign laws of that exchange.

Exchange Agent	LaSalle Bank National Association is serving as the exchange agent in connection with the exchange offer. LaSalle Bank National Association also serves as the trustee under the indenture governing the notes. The address, telephone number and facsimile number of the exchange agent are listed under the heading “The Exchange Offer—Exchange Agent.”

Failure to Exchange Private Notes Will Adversely Affect You	If you are eligible to participate in this exchange offer and you do not surrender your private notes as described in this prospectus, you will not have any further registration or exchange rights. In that event, your private notes will continue to accrue interest until maturity in accordance with the terms of the private notes but will continue to be subject to restrictions on transfer. As a result of such restrictions and the availability of registered exchange notes, your private notes are likely to be a much less liquid security than before.

THE EXCHANGE NOTES

The exchange notes have the same financial terms and covenants as the private notes. In this prospectus, we sometimes refer to the private notes and the exchange notes together as the “notes”. The exchange notes will evidence the same debt as the outstanding private notes which they replace. The private notes are, and the exchange notes will be, governed by the same indenture. The brief summary below describes the principal terms of the exchange notes. Some of the terms and conditions described below are subject to important limitations and exceptions. The “Description of the Exchange Notes” section of this prospectus contains a more detailed description of the terms and conditions of the exchange notes.

Issuer	R. R. Donnelley & Sons Company

Notes Offered	$500 million aggregate principal amount of 4.95% Notes due 2010 registered under the Securities Act and $500 million aggregate principal amount of 5.50% Notes due 2015 registered under the Securities Act

Maturity Dates	The 4.95% Notes due 2010 will mature on May 15, 2010 and the 5.50% Notes due 2015 will mature on May 15, 2015

Interest Payment Dates	May 15 and November 15, commencing on November 15, 2005

Ranking	The exchange notes will be our unsecured senior obligations and will rank equally with all of our other unsecured senior indebtedness.

Optional Redemption	We may redeem some or all of the notes at any time subject to the payment of a make-whole premium described under “Description of the Exchange Notes—Optional Redemption”.

Events of Default

The indenture governing the notes defines certain events as “events of default.” These events include:

•      default for 30 days in payment of interest on the notes;

•      default in payment of the principal of the notes;

•      failure to comply with any other covenant in the indenture, continued for 90 days after written notice as provided in the indenture; and

•      certain events of bankruptcy, insolvency or reorganization relating to us.

Absence of an Established Market for the Notes	We do not intend to apply to have the exchange notes listed on any securities exchange or to arrange for any quotation system to quote them. We have been advised that Citigroup Global Markets Inc., Banc of America Securities LLC and J.P. Morgan Securities Inc. have heretofore acted as market makers for the private notes. We have been advised by each of the aforesaid market makers that it currently intends to make a market in the exchange notes. The market makers are not obligated, however, to make a market in the exchange notes, and any such market making may be discontinued at any time at the sole discretion of the market makers. Accordingly, we cannot assure you that a liquid market will develop for the exchange notes, that you will be able to sell your exchange notes or that the prices you receive when you sell will be favorable.

Use of Proceeds	We will not receive any proceeds from the issuance of the exchange notes.

Risk Factors	Investing in exchange notes involves substantial risks. You should consider carefully all of the information set forth in this prospectus and, in particular, should evaluate the specific factors set forth under “Risk Factors” before investing in the exchange notes.

RISK FACTORS

An investment in the exchange notes is subject to numerous risks, including those listed below. You should carefully consider the following risks, along with the information provided elsewhere in this prospectus, before deciding to exchange your private notes for exchange notes pursuant to this exchange offer. These risks could materially affect our ability to meet our obligations under the exchange notes. You could lose all or part of your investment in and expected return on the exchange notes.

Risks Relating to Our Company

We are exposed to risks associated with operations outside the United States.

We have significant operations outside the United States. Revenues from our operations outside the United States accounted for approximately 14% of our net sales for the year ended December 31, 2004. Our revenues outside the United States will increase as a result of our acquisition of Astron, our recent purchase of Asia Printers Group Ltd. and our recent acquisition of Poligrafia S.A. As a result, we are subject to the risks inherent in conducting business outside the United States, including the impact of economic and political instability.

We are exposed to significant risks related to potential adverse changes in currency exchange rates.

We are exposed to the impact of foreign currency fluctuations in certain countries in which we operate. Although the exposure to foreign currency movements is limited because the operating revenues and expenses of our various subsidiaries and business units are, in certain cases, substantially in the local currency of the country in which they operate, fluctuations in such rates may affect the translation of these results into our financial statements. To the extent revenues and expenses are not in the applicable local currency, we may enter into foreign currency forward contracts to hedge the currency risk. We cannot be sure, however, that our efforts at hedging will be successful. There is always a possibility that attempts to hedge currency risks will lead to even greater losses than predicted. In addition, because of our operations outside the United States, significant revenues and expenses will be denominated in local currencies.

The success of our acquisitions depends on our ability to finance the acquisitions and integrate the business acquired.

One of our business strategies is to grow through strategic acquisitions that are complementary to our existing product and service offerings. If we are successful in pursuing acquisitions, we may need to issue debt or incur other liabilities to finance our future acquisition activity. In addition, the success of our past, present and future acquisitions is dependent on our ability to integrate personnel, operations and technology, and if we are not successful, our revenue and profits may not achieve the levels we anticipate.

We may implement strategic initiatives that may result in future changes.

We have implemented a number of strategic initiatives, including the restructuring and consolidation of operations, streamlining administrative functions and achieving procurement synergies, and we continue to evaluate ways to reduce our cost structure and improve the productivity of our operations. Implementing similar initiatives in the future may result in charges, which may be substantial.

Risk Related to Our Industry

The highly competitive environment and overcapacity in many printing segments will create adverse pricing pressures.

There are numerous competitors in most of our product categories and geographic regions. Competition is based largely on price, quality and servicing the special needs of customers. Industry analysts believe that there is overcapacity in most of the printing segments served by us. As a result of these factors, we face downward pricing pressure and increased competition. In addition, consolidation in the markets in which we competed in the past, and could compete in the future, may increase competitive pricing pressures.

The substitution of electronic delivery and online distribution for printed materials may adversely affect our businesses.

Technological changes, including the electronic distribution of documents and data and the online distribution and hosting of media content, offer alternatives to traditional delivery of printed documents. Consumer acceptance of electronic delivery is uncertain, as is the extent to which consumers are replacing traditional reading of print materials with online hosted media content, and we have no ability to predict the rates of their acceptance of these alternatives. To the extent that our customers accept these alternatives, many of our businesses may be adversely affected.

Increases in postal rates could adversely affect our financial results.

Postal costs are a significant component of our customers’ cost structures, and postal rate changes can influence the number of pieces that our customers are willing to mail. Any resulting decline in print volumes mailed could have an adverse effect on our financial results.

Increases in fuel costs may have a negative impact on our financial results.

We may not be able to pass a substantial portion of the rise in the price of fuel costs directly to our customers. In that instance, increases in fuel costs, especially resulting from the increased crude oil prices, could adversely affect operating costs or customer demand and thereby negatively impact our financial results.

Risks Relating to the Private Notes and Exchange Notes

There is no established trading market for the exchange notes. We cannot give you any guarantee as to the development or liquidity of any market for the exchange notes, and the price of your exchange notes may be adversely affected.

The exchange notes are new securities for which there is currently no established trading market. The initial purchasers are not obligated to repurchase the exchange notes or to provide markets that would allow the exchange notes to be traded. If markets for the exchange notes do not develop, you may not be able to resell your exchange notes for an extended period of time, if at all. Consequently, your lenders may be reluctant to accept the exchange notes as collateral for loans. In addition, in response to prevailing interest rates and market conditions generally, the exchange notes could trade at a price lower than their initial offering price.

Given the risks inherent in an investment in the exchange notes, you may have difficulty finding willing buyers for the exchange notes. Consequently, you may not be able to liquidate your investment readily, and the exchange notes may not be readily accepted as collateral for loans. Therefore, you should be aware that you may bear the economic risk of an investment in the exchange notes until maturity.

If you do not participate in the exchange offer, it may be harder for you to resell and transfer your private notes.

The private notes were not registered under the Securities Act or under the securities laws of any state. Thus, you may not resell the private notes, offer them for resale or otherwise transfer them unless they are subsequently registered or resold under an exemption from the registration requirements of the Securities Act and applicable state securities laws. If you do not exchange your private notes for exchange notes by the exchange offer, or if you do not properly tender your private notes in the exchange offer, you will not be able to resell, offer to resell or otherwise transfer your private notes unless they are registered under the Securities Act or unless you resell them, offer to resell or otherwise transfer them under an exemption from the registration requirements of, or in a transaction not subject to, the Securities Act. In addition, you will no longer be able to obligate us to register your private notes under the Securities Act.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and portions of the documents incorporated herein by reference contain forward-looking statements based on our beliefs and assumptions that are subject to risks and uncertainties. Generally, forward-looking statements include information concerning our possible or assumed future actions, events, or results of operations.

These statements may include, or be preceded or followed by, the words “may,” “will,” “should,” “potential,” “possible,” “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate,” “hope” or similar expressions. The Company claims the protection of the Safe Harbor for Forward-Looking Statements contained in the Private Securities Litigation Reform Act of 1995 for all forward-looking statements.

Forward-looking statements are not guarantees of performance. You should understand that the following important factors, in addition to those discussed elsewhere in this prospectus, could affect the future results of the Company and could cause those results or other outcomes to differ materially from those expressed or implied in our forward-looking statements:

•	the performance of the Company’s businesses following the acquisitions of Moore Wallace Incorporated, The Astron Group Limited, Asia Printers Group Ltd. and Poligrafia S.A. and our ability to integrate operations successfully to achieve enhanced earnings or to effect cost savings;

•	successful negotiation, execution and integration of other acquisitions;

•	future growth rates in our core businesses;

•	the ability to divest non-core businesses;

•	competitive pressures in all markets in which we operate;

•	changes in the capital markets that affect demand for financial printing;

•	changes in postal rates and postal regulations;

•	changes in the advertising and printing markets;

•	the rate of migration from paper-based forms to digital formats;

•	the financial resources of, and products available to, our competitors;

•	customers’ budgetary constraints;

•	customers’ changes in short-range and long-range plans;

•	the ability to gain customer acceptance of our new products and technologies;

•	the ability to secure and defend intellectual property rights and, when appropriate, license required technology;

•	customer expectations;

•	performance issues with key suppliers;

•	changes in the availability or costs of key materials (such as paper and ink);

•	increases in fuel costs;

•	the ability to generate cash flow or obtain financing to fund growth;

•	the effect of inflation, changes in currency exchange rates and changes in interest rates;

•	the effect of changes in laws and regulations, including changes in accounting standards, trade, tax, health and welfare benefits, price controls and other regulatory matters and the cost of complying with these laws and regulations;

•	contingencies related to actual or alleged environmental contamination;

•	the retention of existing, and continued attraction of additional, customers and key employees;

•	the effect of a material breach of security of any of our systems;

•	the effect of economic and political conditions on a regional, national or international basis;

•	the possibility of future terrorist activities or the possibility of a future escalation of hostilities in the Middle East or elsewhere;

•	adverse outcomes of pending and threatened litigation; and

•	other risks and uncertainties detailed from time to time in our filings with United States and Canadian securities authorities.

Because forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Undue reliance should not be placed on such statements, which speak only as of the date of this document or the date of any document that may be incorporated by reference into this document.

Consequently, you should consider these forward-looking statements only as our current plans, estimates and beliefs. Except as required under the federal securities laws and the rules and regulations of the SEC, we do not undertake and specifically decline any obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect future events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events. We undertake no obligation to update or revise any forward-looking statement in this prospectus to reflect any new events or any change in conditions or circumstances. Even if these plans, estimates or beliefs change because of future events or circumstances after the date of these statements, or because anticipated or unanticipated events occur, we decline and cannot be required to accept an obligation to publicly release the results of revisions to these forward-looking statements.

USE OF PROCEEDS

The exchange offer is intended to satisfy certain obligations of RR Donnelley under our registration rights agreement. We will not receive any cash proceeds from the issuance of the exchange notes. Because we are exchanging the private notes for the exchange notes, which have substantially identical terms, the issuance of the exchange notes will not result in any increase in our indebtedness. We used the net proceeds from the sale of the private notes to pay the purchase price for our acquisition of Astron, including the repayment of debt of Astron assumed in connection with the acquisition, as well as for general corporate purposes.

We have agreed to pay for the expenses of the exchange offer. In exchange for issuing the exchange notes as contemplated in this offering, we will receive private notes in the same principal amount. The form and terms of the exchange notes are identical in all material respects to the form and terms of the private notes, except as described below under the heading “The Exchange Offer—Terms of the Exchange Offer.” The private notes surrendered in exchange for the exchange notes will be retired and cancelled and cannot be reissued.

THE EXCHANGE OFFER

Purpose of the Exchange Offer

We sold the private notes on May 23, 2005 to Citigroup Global Markets Inc., Banc of America Securities LLC and J.P. Morgan Securities Inc., as representatives of the initial purchasers, in a private offering pursuant to a purchase agreement. These initial purchasers subsequently sold the private notes to:

•	“qualified institutional buyers” (“QIBs”), as defined in Rule 144A under the Securities Act, in reliance on Rule 144A; and

•	persons in offshore transactions in reliance on Regulation S under the Securities Act.

As a condition to the initial sale of the private notes, we and the initial purchasers entered into a registration rights agreement on May 23, 2005. Pursuant to the registration rights agreement, we agreed to:

•	file with the SEC a registration statement under the Securities Act with respect to the exchange notes no later than 180 days after May 23, 2005;

•	use our reasonable best efforts to cause the registration statement to become effective under the Securities Act within 240 days after May 23, 2005;

•	conduct the exchange offer after the registration statement is declared effective and keep the exchange offer open for no less than 30 days (or longer if required by applicable law); and

•	use our reasonable best efforts to cause the exchange offer to be consummated not later than 280 days after May 23, 2005.

The registration rights agreement provides, among other things, that if we default in our obligations to take required actions to make the exchange offer within the required time periods described above, the interest rate on the private notes will be increased by up to a maximum additional annual interest rate of 0.50% until the default is remedied.

We agreed to issue and exchange the exchange notes for all private notes properly surrendered and not withdrawn before the expiration of the exchange offer. The summary in this document of the registration rights agreement is not complete and is subject to, and is qualified in its entirety by, all the provisions of the registration rights agreement. We urge you to read the entire registration rights agreement carefully. A copy of the registration rights agreement has been filed as an exhibit to the registration statement which includes this prospectus. The registration statement is intended to satisfy some of our obligations under the registration rights agreement and the purchase agreement.

Terms of the Exchange Offer

Based on the terms and conditions in this prospectus and in the letter of transmittal, we will issue $1,000 principal amount of our 4.95% Notes due 2010, or 2010 Notes, registered under the Securities Act in exchange for each $1,000 principal amount of our outstanding unregistered 2010 Notes and $1,000 principal amount of our 5.50% Notes due 2015, or 2015 Notes, registered under the Securities Act in exchange for each $1,000 principal amount of our outstanding unregistered 2015 Notes, in each case properly surrendered pursuant to the exchange offer and not withdrawn prior to the expiration date. Private notes may be surrendered only in integral multiples of $1,000. The form and terms of the exchange notes are the same as the form and terms of the private notes except that:

•	the registered 2010 Notes will have a different CUSIP number from the unregistered 2010 Notes;

•	the registered 2015 Notes will have a different CUSIP number from the unregistered 2015 Notes;

•	the exchange notes will be registered for the exchange offer under the Securities Act and, therefore, the exchange notes will not bear legends restricting the transfer of the exchange notes; and

•	holders of the exchange notes will not be entitled to any of the registration rights of holders of private notes under the registration rights agreement, which will terminate upon the consummation of the exchange offer.

The exchange notes will evidence the same indebtedness as the private notes, which they replace, and will be issued under, and be entitled to the benefits of, the same indenture that authorized the issuance of the private notes. As a result, the registered and unregistered 2010 Notes and the registered and unregistered 2015 Notes will each be treated as a single class of debt securities under the indenture.

As of the date of this prospectus, $1,000,000,000 in aggregate principal amount of the private notes is outstanding ($500 million aggregate principal amount of the unregistered 2010 Notes and $500 million aggregate principal amount of the unregistered 2015 Notes). All of it is registered in the name of Cede & Co., as nominee for The Depository Trust Company (“DTC”). Solely for reasons of administration, we have fixed the close of business on November 2, 2005 as the record date for the exchange offer for purposes of determining the persons to whom this prospectus and the letter of transmittal will be mailed initially. There will be no fixed record date for determining holders of the private notes entitled to participate in this exchange offer.

In connection with the exchange offer, neither the General Corporation Law of the State of Delaware nor the indenture governing the notes gives you any appraisal or dissenters’ rights nor any other right to seek monetary damages in court. We intend to conduct the exchange offer in accordance with the provisions of the registration rights agreement and the applicable requirements of the Exchange Act and the related SEC rules and regulations.

For all relevant purposes, we will be regarded as having accepted properly surrendered private notes if and when we give oral or written notice of our acceptance to the exchange agent. The exchange agent will act as agent for the surrendering holders of private notes for the purposes of receiving the exchange notes from us.

If you surrender private notes in the exchange offer, you will not be required to pay brokerage commissions or fees. In addition, subject to the instructions in the letter of transmittal, you will not have to pay transfer taxes for the exchange of private notes. We will pay all charges and expenses, other than certain applicable taxes described under “—Fees and Expenses” below.

By executing or otherwise becoming bound by the letter of transmittal, you will be making the representations contained therein as described under “—Representations on Tendering Private Notes” below.

Expiration Date; Extensions; Amendments

The “expiration date” is 5:00 p.m., New York City time, on December 5, 2005, unless we, in our sole discretion, extend the exchange offer for up to 20 business days, in which case the expiration date is the latest date and time to which we extend the exchange offer.

In order to extend the exchange offer, we will:

•	notify the exchange agent of any extension by oral or written notice; and

•	issue a press release or other public announcement which will include disclosure of the approximate number of private notes deposited; such press release or announcement would be issued prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

We expressly reserve the right:

•	to delay accepting any private notes;

•	to extend the exchange offer; or

•	if, in the opinion of our counsel, the consummation of the exchange offer would violate any law or interpretation of the staff of the SEC, to terminate or amend the exchange offer by giving oral or written notice to the exchange agent.

Any delay in acceptance, extension, termination or amendment will be followed as soon as practicable by a press release or other public announcement. If the exchange offer is amended in a manner determined by us to constitute a material change, we will promptly disclose that amendment by means of a prospectus supplement that will be distributed to the holders. We will also extend the exchange offer for a period of five to ten business days, depending upon the significance of the amendment and the manner of disclosure to the holders, if the exchange offer would otherwise expire during the five to ten business days period.

We will have no obligation to publish, advertise, or otherwise communicate any public announcement of any delay, extension, amendment or termination that we may choose to make, other than by making a timely release to an appropriate news agency.

Interest on the Exchange Notes

The exchange notes will accrue interest on the same terms as the private notes, i.e., at the rate of 4.95% per year for the 2010 Notes and 5.50% per year for the 2015 Notes from the date interest was most recently paid, payable semi-annually in arrears on May 15 and November 15 of each year commencing on November 15, 2005.

Resale of the Exchange Notes

We believe that you will be allowed to resell the exchange notes to the public without registration under the Securities Act, and without delivering a prospectus that satisfies the requirements of the Securities Act, if you can make the three representations set forth above under “Summary—Summary of the Exchange Offer—Procedures for Participating in the Exchange Offer.” However, if you intend to participate in a distribution of the exchange notes, you must comply with the registration requirements of the Securities Act and deliver a prospectus, unless an exemption from registration is otherwise available. In addition, you cannot be an “affiliate” of RR Donnelley as defined under Rule 405 of the Securities Act, or a broker-dealer tendering the private notes acquired directly from RR Donnelley for its own account. You are required to represent to us in the letter of transmittal accompanying this prospectus that you meet these conditions exempting you from the registration requirements.

We base our view on interpretations by the staff of the SEC in no-action letters issued to other issuers in exchange offers like ours. We have not, however, asked the SEC to consider this particular exchange offer in the context of a no-action letter. Therefore, you cannot be sure that the SEC will treat this exchange offer in the same way as it has treated others in the past. If our belief is wrong, or if you cannot truthfully make the representations described above, and you transfer any exchange note issued to you in the exchange offer without meeting the registration and prospectus delivery requirements of the Securities Act, or without an exemption from such requirements, you could incur liability under the Securities Act. We are not indemnifying you for any such liability and we will not protect you against any loss incurred as a result of any such liability under the Securities Act.

A broker-dealer that has bought private notes for market-making or other trading activities has to deliver a prospectus in order to resell any exchange notes it has received for its own account in the exchange. This prospectus may be used by a broker-dealer to resell any of its exchange notes. In addition, a broker-dealer which has acquired the private notes for its own account as a result of market-making or other trading activities may participate in the exchange offer if it has not entered into any arrangement or understanding with RR Donnelley or an affiliate of RR Donnelley to distribute the exchange notes. We have agreed in the registration rights agreement to make this prospectus, and any amendment or supplement to this prospectus, available to any broker-dealer that requests copies in the letter of transmittal for a period of up to 180 days after the registration statement relating to this exchange offer is declared effective. See “Plan of Distribution” for more information regarding broker-dealers.

Procedures for Tendering

If you wish to surrender private notes you must do the following:

•	properly complete, sign and date the letter of transmittal (or a facsimile of the letter of transmittal);

•	have the signatures on the letter of transmittal (or facsimile) guaranteed if required by the letter of transmittal; and

•	mail or deliver the letter of transmittal (or facsimile) together with your private notes and any other required documents to the exchange agent at the address appearing below under “—Exchange Agent” for receipt prior to 5:00 p.m., New York City time, on the expiration date.

In addition, either:

•	certificates for such private notes must be received by the exchange agent along with the letter of transmittal;

•	a timely confirmation of a book-entry transfer of the private notes into the exchange agent’s account at DTC pursuant to the procedures for book-entry transfer described below under “—Book-Entry Transfer,” must be received by the exchange agent prior to the expiration date; or

•	you must comply with the procedures described below under “—Guaranteed Delivery Procedures.”

In order for the tender to be effective, the exchange agent must receive the private notes, a completed letter of transmittal and all other required documents before 5:00 p.m., New York City time, on the expiration date.

The method of delivery of private notes and the letter of transmittal and all other required documents to the exchange agent is at your election and risk, and the delivery will be deemed made only when actually received or confirmed by the exchange agent.

As an alternative to delivery by mail, you may wish to consider overnight or hand delivery service, properly insured. In all cases, you should allow sufficient time to assure delivery to the exchange agent before the expiration date. Do not send the letter of transmittal or any private notes to us. You may ask your broker, dealer, commercial bank, trust company or nominee to perform these transactions for you.

If you do not withdraw your surrender of private notes prior to the expiration date, you will be regarded as agreeing to surrender the private notes in accordance with the terms and conditions in this exchange offer.

If you are a beneficial owner of the private notes and your private notes are held through a broker, dealer, commercial bank, trust company or other nominee and you want to surrender your private notes, you should contact your intermediary promptly and instruct it to surrender the private notes on your behalf. If you wish to tender on your own behalf, you must, before completing and executing the letter of transmittal for the exchange offer and delivering your private notes, either arrange to have your private notes registered in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take a long time.

By tendering, you will make the representations contained therein as described below under “—Representations on Tendering Private Notes.” In addition, each participating broker-dealer must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. See “Plan of Distribution.”

Your tender and our acceptance of the tender will constitute the agreement between you and us set forth in this prospectus and in the letter of transmittal.

Signature on Letter of Transmittal

Signatures on a letter of transmittal or a notice of withdrawal described below under “—Withdrawal of Tenders,” as the case may be, must generally be guaranteed by an eligible institution. You can submit the letter of transmittal without guarantee if you surrender your private notes (i) as a registered holder and you have not completed the box titled “Special Delivery Instruction” on the letter of transmittal or (ii) for the account of an eligible institution. In the event that signatures on a letter of transmittal or a notice of withdrawal are required to be guaranteed, the guarantee must be made by:

•	a member firm of a registered national securities exchange or of the NASD;

•	a commercial bank or trust company having an office or correspondent in the United States; or

•	an “eligible guarantor institution” within the meaning of Rule 17Ad-15 under the Exchange Act which is a member of one of the recognized signature guarantee programs identified in the letter of transmittal.

If you sign the letter of transmittal even though you are not the registered holder of any private notes listed in the letter of transmittal, your private notes must be endorsed or accompanied by a properly completed bond power. The bond power must authorize you to tender the private notes on behalf of the registered holder and must be signed by the registered holder as the registered holder’s name appears on the private notes.

In connection with any surrender of private notes in definitive certificated form, if you sign the letter of transmittal or any private notes or bond powers in your capacity as trustee, executor, administrator, guardian, attorney-in-fact or officer of a corporation or if you are otherwise acting in a fiduciary or representative capacity, you should indicate this when signing. Unless waived by us, you must submit with the letter of transmittal evidence satisfactory to us of your authority to act in the particular capacity.

Acceptance of Tendered Private Notes

All questions as to the validity, form, acceptance, withdrawal and eligibility, including time of receipt of surrendered private notes, will be determined by us in our sole discretion, which will be final and binding.

We reserve the absolute right:

•	to reject any and all private notes not properly surrendered;

•	to reject any private notes if our acceptance of them would, in the opinion of our counsel, be unlawful; and

•	to waive any defects, irregularities or conditions of surrender as to particular private notes.

Unless waived, you must cure any defects or irregularities in connection with surrenders of private notes within the time period we will determine. Although we intend to notify holders of defects or irregularities in connection with surrenders of private notes, neither we, the exchange agent nor anyone else will be liable for failure to give such notice. Surrenders of private notes will not be deemed to have been made until any defects or irregularities have been cured or waived.

We do not currently intend to acquire any private notes that are not surrendered in the exchange offer or to file a registration statement to permit resales of any private notes that are not surrendered pursuant to the exchange offer. We reserve the right in our sole discretion to purchase or make offers for any private notes that remain outstanding after the expiration date. To the extent permitted by applicable law, we also reserve the right in our sole discretion to purchase private notes in the open market, in privately negotiated transactions or otherwise. The terms of any future purchases or offers could differ from the terms of the exchange offer.

Representations on Tendering Private Notes

By surrendering private notes pursuant to the exchange offer, you will be telling us that, among other things,

•	you have full power and authority to surrender, sell, assign and transfer the private notes tendered;

•	you are acquiring the exchange notes in the ordinary course of your business;

•	you are not an “affiliate,” as defined in Rule 405 under the Securities Act, of RR Donnelley, or a broker-dealer tendering the private notes acquired directly from RR Donnelley for its own account;

•	you are not participating, do not intend to participate and have no arrangement or understanding with any person to participate in the distribution of the exchange notes;

•	you acknowledge and agree that if you are a broker-dealer registered under the Exchange Act or you are participating in the exchange offer for the purposes of distributing the exchange notes, you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale of the exchange notes, and you cannot rely on the position of the SEC staff in their no-action letters;

•	you understand that a secondary resale transaction described above and any resales of exchange notes obtained by you in exchange for private notes acquired by you directly from us should be covered by an effective registration statement containing the selling security holder information required by Item 507 or Item 508, as applicable, of Regulation S-K of the SEC; and

•	we will acquire good, marketable and unencumbered title to the private notes being tendered, free and clear of all security interests, liens, restrictions, charges, encumbrances, conditional sale agreements or other obligations relating to their sale or transfer, and not subject to any adverse claim when the private notes are accepted by us.

If you are a broker-dealer and you will receive exchange notes for your own account in exchange for private notes that were acquired as a result of market-making activities or other trading activities, you will be required to acknowledge in the letter of transmittal that you will deliver a prospectus in connection with any resale of such exchange notes.

Return of Private Notes

If any surrendered private notes are not accepted for any reason described here or if private notes are withdrawn or are submitted for a greater principal amount than you desire to exchange, those private notes will be returned, at our cost, to (i) the person who surrendered them or (ii) in the case of private notes surrendered by book-entry transfer, the exchange agent’s account at DTC. Any such private notes will be returned to the surrendering person or credited to an account maintained with DTC promptly.

Book-Entry Transfer

The exchange agent will make a request to establish an account with respect to the private notes at DTC for purposes of facilitating the exchange offer within two business days after the date of this prospectus. Subject to the establishment of the account, any financial institution that is a participant in DTC’s systems may make book-entry delivery of private notes by causing DTC to transfer the private notes into the exchange agent’s account at DTC in accordance with DTC’s procedures for transfer. However, although delivery of private notes may be effected through book-entry transfer at DTC, you must transmit the letter of transmittal with any required signature guarantees and any other required documents to the exchange agent at the address appearing below under “—Exchange Agent” for its receipt on or prior to the expiration date or pursuant to the guaranteed delivery procedures described below.

Guaranteed Delivery Procedures

If you wish to surrender your private notes and (i) your private notes are not readily available so you cannot meet the expiration date deadline or (ii) you cannot deliver your private notes, the letter of transmittal or any other required documents to the exchange agent prior to the expiration date, you may still participate in the exchange offer if:

•	the surrender is made through an eligible institution;

•	prior to the expiration date, the exchange agent receives from such eligible institution a properly completed and duly executed notice of guaranteed delivery substantially in the form provided by us, by facsimile transmission, mail or hand delivery, containing:

the name and address of the holder, the certificate number(s) of the private notes, if applicable, and the principal amount of private notes surrendered;

a statement that the surrender is being made thereby;

a guarantee that, within five New York Stock Exchange (“NYSE”) trading days after the expiration date, the letter of transmittal, together with the certificate(s) representing the private notes in proper form for transfer or a book-entry confirmation, and any other required documents, will be deposited by the eligible institution with the exchange agent; and

the properly executed letter of transmittal, as well as the certificate(s) representing all surrendered private notes in proper form for transfer or a book-entry confirmation, and all other documents required by the letter of transmittal are received by the exchange agent within five NYSE trading days after the expiration date.

The exchange agent will send you a notice of guaranteed delivery upon your request if you wish to surrender your private notes according to the guaranteed delivery procedures set forth above.

Withdrawal of Tenders

Except as otherwise provided in this prospectus, you may withdraw your surrender of private notes at any time prior to 5:00 p.m., New York City time, on the expiration date.

To withdraw a surrender of private notes in the exchange offer, the exchange agent must receive a written or facsimile transmission notice of withdrawal at its address set forth below under “—Exchange Agent” prior to 5:00 p.m., New York City time, on the expiration date. Any notice of withdrawal must:

•	specify the name of the person having deposited the private notes to be withdrawn;

•	identify the private notes to be withdrawn, including the certificate number or numbers, if applicable, and principal amount of the private notes; and

•	be signed by the holder in the same manner as the original signature on the letter of transmittal by which the private notes were tendered.

All questions as to the validity, form, eligibility and time of receipt of notices will be determined by us, in our sole discretion, and our determination shall be final and binding upon all parties. Any private notes so withdrawn will be deemed not to have been validly surrendered for purposes of the exchange offer, and no exchange notes will be issued unless the private notes so withdrawn are validly re-tendered. Properly withdrawn private notes may be re-tendered by following one of the procedures described above under “—Procedures for Tendering” at any time prior to the expiration date.

Conditions

Despite any other term of the exchange offer, we will not be required to accept for exchange, or exchange the exchange notes for, any private notes, and we may terminate the exchange offer as provided in this prospectus before the acceptance of those private notes if, in our judgment, any of the following conditions has occurred or exists or has not been satisfied or waived prior to the expiration of the exchange offer:

•	any law, statute, rule or regulation is proposed, adopted or enacted, or the staff of the SEC interprets any existing law, statute, rule or regulation in a manner, which, in our reasonable judgment, would materially impair our ability to proceed with the exchange offer;

•	any action or proceeding is instituted or threatened in any court or by or before any governmental agency with respect to the exchange offer which, in our reasonable judgment, would materially impair our ability to proceed with the exchange offer; or

•	any governmental approval, which we deem necessary for the consummation of the exchange offer, has not been obtained.

If we determine in our sole discretion that any of these conditions are satisfied, we may:

•	refuse to accept any private notes and return all tendered private notes to the tendering holders;

•	extend the exchange offer and retain all private notes tendered prior to the expiration of the exchange offer, subject, however, to the rights of holders who tendered the private notes to withdraw their tendered private notes; or

•	waive the unsatisfied conditions with respect to the exchange offer and accept all properly tendered private notes which have not been withdrawn. If that waiver constitutes a material change to the exchange offer, we will promptly disclose the waiver by means of a prospectus supplement that will be distributed to the registered holders, and we will extend the exchange offer to the extent required by law.

The conditions listed above are for our sole benefit and we may assert these rights regardless of the circumstances giving rise to any of these conditions. We may waive these conditions in our reasonable discretion in whole or in part at any time and from time to time. If we fail at any time to exercise any of the above rights, the failure will not be deemed a waiver of these rights, and these rights will be deemed ongoing rights which may be asserted at any time and from time to time.

The exchange offer is not conditioned upon any minimum principal amount of private notes being submitted for exchange.

Termination of Certain Rights

All registration rights under the registration rights agreement benefiting the holders of the private notes will terminate when we consummate the exchange offer. That includes all rights to receive additional interest in the event of a registration default under the registration rights agreement. In any case we are under a continuing obligation, for a period of up to 180 days after the registration statement is declared effective, to use our reasonable best efforts to keep the registration statement effective and to make this prospectus, and any amendment or supplement to this prospectus, available to any broker-dealer that requests copies in the letter of transmittal for use in a resale.

Exchange Agent

We have appointed LaSalle Bank National Association as the exchange agent for the exchange offer. You should direct any questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for notice of guaranteed delivery to the exchange agent, addressed as follows:

BY MAIL, HAND OR OVERNIGHT COURIER:

LaSalle Bank National Association

135 South LaSalle Street

Suite 1960

Chicago, Illinois 60603

Attention: Gregory S. Clarke, Vice-President

BY FACSIMILE:

312-904-2236

CONFIRM BY TELEPHONE:

312-904-5532

LaSalle Bank National Association also serves as the trustee under the indenture governing the notes.

Fees and Expenses

We will pay for the expenses of this exchange offer. The principal solicitation for tenders of private notes is being made by mail. However, additional solicitation may be made by telegraph, facsimile transmission, e-mail, telephone or in person by our officers and regular employees.

We have not retained a dealer-manager in connection with the exchange offer, and will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection with providing the services.

We will pay any transfer taxes applicable to the exchange of private notes. If, however, a transfer tax is imposed for any reason other than the exchange, then the amount of any transfer taxes will be payable by the person surrendering the notes. If you do not submit satisfactory evidence of payment of taxes or of an exemption with the letter of transmittal, the amount of those transfer taxes will be billed directly to you.

Accounting Treatment

We will record the exchange notes at the same carrying value as the private notes as reflected in our accounting records on the date of exchange. Therefore, we will not recognize a gain or loss for accounting purposes. We will amortize the expenses of the exchange offer and the unamortized expenses related to the issuance of the private notes over the remaining term of the notes.

Consequence of Failure to Exchange

You do not have to participate in the exchange offer. You should carefully consider whether to accept the terms and conditions of this exchange offer. We urge you to consult your financial and tax advisors in deciding what action to take with respect to the exchange offer.

Private notes that are not exchanged will remain “restricted securities” within the meaning of Rule 144(a)(3)(iii) of the Securities Act. Accordingly, they may not be offered, sold, pledged or otherwise transferred except:

•	so long as the private notes are eligible for resale under Rule 144A under the Securities Act, to a person whom the seller reasonably believes is a “qualified institutional buyer” within the meaning of Rule 144A, purchasing for its own account or for the account of a qualified institutional buyer in a transaction meeting the requirements of Rule 144A;

•	outside the United States to a foreign person in accordance with the requirements of Regulation S under the Securities Act;

•	pursuant to an exemption from registration under the Securities Act provided by Rule 144, if available;

•	pursuant to an effective registration statement under the Securities Act; or

•	pursuant to another available exemption from the registration requirements of the Securities Act, in each case in accordance with all other applicable securities laws.

See “Risk Factors” for more information about the risks of not participating in the exchange offer.

DESCRIPTION OF THE EXCHANGE NOTES

You can find the definitions of certain terms used in this description under “—Certain Definitions.” Defined terms used in this description but not defined below under “—Certain Definitions” or elsewhere in this description have the meanings assigned to them in the indenture. In this description, the “Company,” “us,” “we” and “our” refer to R. R. Donnelley & Sons Company. References in this section to the “notes” are references to both the private notes and the exchange notes.

The private notes were, and the exchange notes will be, issued under an indenture, dated as of May 23, 2005, between R. R. Donnelley & Sons Company and LaSalle Bank National Association, as trustee (the “Trustee”).

The following description is a summary of the material provisions of the indenture. It does not restate that agreement in its entirety. We urge you to read the indenture because it may contain additional information and defines your rights as a note holder. A copy of the indenture is available upon request to us at the address indicated under “Where You Can Find More Information.” The indenture contains provisions that define your rights under the notes. In addition, the indenture governs the obligations of the Company under the notes. The terms of the exchange notes include those stated in the indenture and, upon effectiveness of a registration statement with respect to the exchange notes, those made part of the indenture by reference to the Trust Indenture Act of 1939.

The private notes were, and the exchange notes will be, issued in two distinct series, the 2010 Notes and the 2015 Notes. The exchange notes are being offered in an aggregate principal amount of $1,000,000,000 (of which $500,000,000 aggregate principal amount relates to the registered 2010 Notes and $500,000,000 aggregate principal amount relates to the registered 2015 Notes).

We may issue additional notes in an unlimited aggregate principal amount at any time and from time to time under the same indenture. For example, we may, from time to time, without notice to, or the consent of, the holders of notes, create and issue additional registered or unregistered 2010 Notes or 2015 Notes under the indenture. These additional 2010 Notes or 2015 Notes will have the same terms as the registered 2010 Notes or registered 2015 Notes, as the case may be, offered hereby in all respects (or in all respects except for the payment of interest accruing prior to the issue date of the additional 2010 Notes or 2015 Notes or except for the first payments of interest following the issue date of the additional 2010 Notes or 2015 Notes) so that the additional 2010 Notes and 2015 Notes, as the case may be, may be consolidated and form a single series with the 2010 Notes and 2015 Notes, as the case may be.

The exchange notes will be unsecured senior obligations of R. R. Donnelley & Sons Company and will rank equally with all of the other unsecured senior indebtedness of R. R. Donnelley & Sons Company. The exchange notes will be effectively subordinated to the Company’s secured indebtedness.

We will issue the exchange notes only in fully registered form without coupons, in denominations of $1,000 and integral multiples of $1,000. The Trustee will initially act as paying agent and registrar for the exchange notes. The exchange notes may be presented for registration of transfer and exchange at the offices of the registrar, which initially will be the Trustee’s corporate trust office. We may change any paying agent and registrar without notice to holders of the exchange notes and we may act as paying agent or registrar. We will pay principal (and premium, if any) on the exchange notes at the Trustee’s corporate trust office in Chicago, Illinois. At our option, interest may be paid at the Trustee’s corporate trust office or by check mailed to the registered address of the holders.

Any private notes of each series that remain outstanding after the completion of the exchange offer, together with the exchange notes for such series issued in connection with the exchange offer, will be treated as a single class of securities under the indenture.

Principal, Maturity and Interest

The 2010 Notes will mature on May 15, 2010 and the 2015 Notes will mature on May 15, 2015.

Interest on the 2010 Notes will accrue at a rate of 4.95% per annum and will be payable semiannually in arrears on May 15 and November 15, commencing on November 15, 2005. We will pay interest to those persons who were holders of record on the May 1 and November 1, as the case may be, immediately preceding each interest payment date.

Interest on the 2015 Notes will accrue at a rate of 5.50% per annum and will be payable semiannually in arrears on May 15 and November 15, commencing on November 15, 2005. We will pay interest to those persons who were holders of record on the May 1 and November 1, as the case may be, immediately preceding each interest payment date.

Interest on the notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Methods of Receiving Payments on the Notes

If a holder has given us wire transfer instructions, we will pay, or cause to be paid by the paying agent, all principal, interest and additional interest, if any, on that holder’s notes in accordance with those instructions. All other payments on the notes will be made at the office or agency of the paying agent and registrar unless we elect to make interest payments by check mailed to the holders at their address set forth in the register of holders.

Ranking

The notes will be senior unsecured obligations of the Company. The payment of the principal of, premium, if any, and interest on the notes will:

•	rank pari passu in right of payment with all other indebtedness of the Company that is not by its terms expressly subordinated to other indebtedness of the Company;

•	rank senior in right of payment to all indebtedness of the Company that is, by its terms, expressly subordinated to the senior indebtedness of the Company; and

•	be effectively subordinated to the secured indebtedness of the Company to the extent of the value of the collateral securing such indebtedness.

Optional Redemption

We may, at our option, redeem the notes in whole at any time or in part from time to time at a redemption price equal to the greater of (1) 100% of the principal amount of the notes to be redeemed and (2) as determined by the Quotation Agent (as defined below), the sum of the present values of the remaining scheduled payments of principal and interest in respect of the notes to be redeemed (not including any portion of those payments of interest accrued as of the date of redemption) discounted to the date of redemption (the “Redemption Date”) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate (as defined below) plus 20 basis points for the 2010 Notes and 25 basis points for the 2015 Notes, as the case may be, plus, in each case, accrued interest to the Redemption Date.

“Adjusted Treasury Rate” means, with respect to any Redemption Date, the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that redemption date.

“Comparable Treasury Issue” means the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of those notes.

“Comparable Treasury Price” means, with respect to any Redemption Date, (1) the average of the Reference Treasury Dealer Quotations for that Redemption Date, after excluding the highest and lowest Reference Treasury Dealer Quotations, or (2) if the Trustee obtains fewer than three Reference Treasury Dealer Quotations, the average of all Reference Treasury Dealer Quotations so received.

“Quotation Agent” means the Reference Treasury Dealer appointed by us.

“Reference Treasury Dealer” means (1) each of Citigroup Global Markets Inc., Banc of America Securities LLC and J.P. Morgan Securities Inc. and their respective successors; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a “Primary Treasury Dealer”), we will substitute another Primary Treasury Dealer, and (2) any other Primary Treasury Dealer selected by us.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any Redemption Date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by that Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day preceding that Redemption Date.

We will mail notice of any redemption at least 30 days, but not more than 60 days, before the Redemption Date to each holder of the notes to be redeemed. Unless we default in payment of the redemption price on the Redemption Date, on and after the Redemption Date, interest will cease to accrue on the notes or portions thereof called for redemption.

Any notice to holders of notes of a redemption hereunder needs to include the appropriate calculation of the redemption price, but does not need to include the redemption price itself. The actual redemption price, calculated as described above, must be set forth in an Officers’ Certificate of ours delivered to the Trustee no later than two business days prior to the Redemption Date.

Selection and Notice of Redemption

If we redeem less than all the notes of a series at any time, the Trustee will select notes of that series on a pro rata basis, or on as nearly a pro rata basis as is practicable.

We will redeem notes of $1,000 or less in whole and not in part. We will cause notices of redemption to be mailed by first-class mail at least 30 but not more than 60 days before the Redemption Date to each holder of notes to be redeemed at its registered address. We may provide in the notice that payment of the redemption price and performance of our obligations with respect to the redemption or purchase may be performed by another person. Any notice may, at our discretion, be subject to the satisfaction of one or more conditions precedent.

If any note is to be redeemed in part only, the notice of redemption that relates to that note will state the portion of the principal amount thereof to be redeemed. We will issue a new note in a principal amount equal to the unredeemed portion of the original note in the name of the holder upon cancellation of the original note. Notes called for redemption become due on the date fixed for redemption. On and after such date, unless we default in payment of the redemption price on such date, interest ceases to accrue on the notes or portions thereof called for such redemption.

Mandatory Redemption

We are not required to make mandatory redemption or sinking fund payments with respect to the notes.

Certain Covenants

Restrictions on Secured Debt.

The indenture provides that neither R. R. Donnelley & Sons Company nor any Restricted Subsidiary will create, incur, issue, assume or guarantee any indebtedness for borrowed money secured by a mortgage, security interest, pledge or lien (which we refer to herein, collectively, as a “mortgage”) of or upon any Principal Property or any shares of capital stock or indebtedness of any Restricted Subsidiary, whether owned at the date of the indenture or acquired after the date of the indenture, without ensuring that the notes (together with, if we decide, any other indebtedness created, issued, assumed or guaranteed by R. R. Donnelley & Sons Company or any Restricted Subsidiary and then existing or thereafter created) will be secured by such mortgage equally and proportionately with (or, at our option, prior to) such indebtedness. This restriction will not apply to indebtedness secured by any of the following:

•	mortgages on any property acquired, constructed or improved by, or on any shares of capital stock or indebtedness acquired by, us or any Restricted Subsidiary after the date of the indenture to secure indebtedness incurred for the purpose of financing or refinancing all or any part of the purchase price of such property, shares of capital stock or indebtedness or of the cost of any construction or improvements on such properties, in each case, to the extent that the indebtedness is incurred prior to or within 180 days after the applicable acquisition, completion of construction or beginning of commercial operation of such property, as the case may be;

•	mortgages on any property, shares of capital stock or indebtedness existing at the time we or any Restricted Subsidiary acquire any of the same;

•	mortgages on property of a corporation existing at the time we or any Restricted Subsidiary merge or consolidate with such corporation or at the time we or any Restricted Subsidiary acquire all or substantially all of the properties of such corporation;

•	mortgages on any property of, or shares of capital stock or indebtedness of, a corporation existing at the time such corporation becomes a Restricted Subsidiary;

•	mortgages to secure indebtedness of any Restricted Subsidiary to us or another Restricted Subsidiary;

•	mortgages in favor of certain governmental bodies to secure partial, progress, advance or other payments pursuant to any contract or statute or to secure indebtedness incurred or guaranteed to finance or refinance all or any part of the purchase price of the property, shares of capital stock or indebtedness subject to such mortgages, or the cost of constructing or improving the property subject to such mortgage; and

•	extensions, renewals or replacements of any mortgage existing on the date of the indenture or any mortgage referred to above; however, the principal amount of indebtedness secured thereby may not exceed the principal amount of indebtedness so secured at the time of such extension, renewal or replacement, and such extension, renewal or replacement will be limited to all or a part of the property (plus improvements and construction on such property), shares of capital stock or indebtedness which was subject to the mortgage so extended, renewed or replaced.

Notwithstanding the restriction outlined above, we or any Restricted Subsidiary may, without having to equally and proportionately secure the notes, issue, assume or guarantee indebtedness secured by a mortgage not excepted from the restriction if the total amount of the following does not at the time exceed 15% of Consolidated Net Tangible Assets:

•	such indebtedness; plus

•	all other indebtedness that we and our Restricted Subsidiaries have incurred or have guaranteed existing at such time and secured by mortgages not so excepted; plus

•	the Attributable Debt existing in respect of Sale and Lease-Back Transactions existing at such time.

Attributable Debt with respect to the following types of Sale and Lease-Back Transactions will not be included for the purposes of calculating Attributable Debt in the preceding sentence:

•	Sale and Lease-Back Transactions in respect of which an amount (equaling at least the greater of the net proceeds of the sale of property or the fair market value of the property) is used within 180 days after the effective date of the arrangement to make non-mandatory prepayments on long-term indebtedness, retire long-term indebtedness or acquire, construct or improve a manufacturing plant or facility which is, or upon completion will be, a Principal Property; and

•	Sale and Lease-Back Transactions in which the property involved would have been permitted to be mortgaged under the first bullet point of the preceding paragraph.

Restrictions on Sale and Lease-Back Transactions.

The indenture provides that neither we nor any Restricted Subsidiary will enter into any Sale and Lease-Back Transaction with respect to any Principal Property unless:

•	we or such Restricted Subsidiary are entitled under the provisions described in the first or sixth bullet point in the first paragraph under “—Restrictions on Secured Debt” to create, issue, assume or guarantee indebtedness secured by a mortgage on the property to be leased without having to equally and proportionately secure the notes;

•	we or such Restricted Subsidiary are entitled under the provisions described in the last paragraph under “—Restrictions on Secured Debt” to create, issue, assume or guarantee indebtedness secured by a mortgage on such property in an amount at least equal to the Attributable Debt in respect of the Sale and Lease-Back Transaction without having to equally and proportionately secure the notes; or

•	we apply an amount (equaling at least the greater of the net proceeds of the sale of property or the fair market value of the property) within 180 days after the effective date of the arrangement to make non-mandatory prepayments on long-term indebtedness, retire long-term indebtedness or acquire, construct or improve a manufacturing plant or facility which is, or upon completion will be, a Principal Property.

Consolidation, Merger and Sale of Assets

The indenture provides that we may consolidate or merge with or into any other corporation, or lease, sell or transfer all or substantially all of our property and assets if:

•	the corporation formed by such consolidation or into which we are merged, or the party which acquires by lease, sale or transfer all or substantially all of our property and assets is a corporation organized and existing under the laws of the United States, any state in the United States or the District of Columbia;

•	the corporation formed by such consolidation or into which we are merged, or the party which acquires by lease, sale or transfer all or substantially all of our property and assets, agrees to pay the principal of, and any premium and interest on, the notes and perform and observe all covenants and conditions of the indenture by executing and delivering to the Trustee a supplemental indenture; and

•	immediately after giving effect to such transaction and treating indebtedness for borrowed money which becomes our obligation or an obligation of a Restricted Subsidiary as a result of such transaction as having been incurred by us or such Restricted Subsidiary at the time of such transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, has happened and is continuing.

If, upon any such consolidation or merger, or upon any such lease, sale or transfer of any of our Principal Property or any shares of capital stock or indebtedness of any Restricted Subsidiary, owned immediately prior to the transaction, would thereupon become subject to any mortgage, security interest, pledge or lien securing any indebtedness for borrowed money of, or guaranteed by, such other corporation or party (other than any mortgage, security interest, pledge or lien permitted as described under “—Certain Covenants—Restrictions on Secured Debt” above), we, prior to such consolidation, merger, lease, sale or transfer, will, by executing and delivering to the Trustee a supplemental indenture, secure the due and punctual payment of the principal of, and any premium and interest on, the notes (together with, if we decide, any other indebtedness of, or guaranteed by, us or any Restricted Subsidiary then existing or thereafter created) equally and proportionately with (or, at our option, prior to) the indebtedness secured by such mortgage, security interest, pledge or lien.

Reports

We will file with the Trustee, within 15 days after we are required to file the same with the Commission, copies of the annual reports and of the information, documents and other reports (or copies thereof as the Commission may from time to time by rules and regulations prescribe) which we may be required to file with the Commission pursuant to Section 13 or Section 15(d) of the Exchange Act; or, if we are not required to file information, documents or reports under those Sections, then we will file with the Trustee and the Commission, in accordance with rules and regulations prescribed from time to time by the Commission, such of the supplementary and periodic information, documents and reports which may be required pursuant to Section 13 of the Exchange Act in respect of a security listed and registered on a national securities exchange as may be prescribed from time to time in those rules and regulations.

So long as any of the notes remain “restricted securities” within the meaning of Rule 144(a)(3) under the Securities Act, we will make available upon request to any prospective purchaser of notes or beneficial owner of notes in connection with any sale thereof the information required by Rule 144A(d)(4) under the Securities Act.

Events of Default

With respect to the notes of each series, an “Event of Default” is defined in the indenture as being:

•	a failure to pay interest upon the notes of that series that continues for a period of 30 days after payment is due;

•	a failure to pay the principal or premium, if any, on the notes of that series when due upon maturity, redemption, acceleration or otherwise;

•	a failure to comply with any of our other agreements contained in the indenture applicable to the notes of that series for a period of 90 days after written notice to us of such failure from the Trustee (or to us and the Trustee from the holders of at least 25% of the principal amount of the notes of that series); and

•	certain events of bankruptcy, insolvency or reorganization relating to us.

The indenture provides that if there is a continuing Event of Default with respect to either outstanding series of notes, either the Trustee or the holders of at least 25% of the outstanding principal amount of the notes of that series may declare the principal amount of all of the notes of that series to be due and payable immediately. However, at any time after the Trustee or the holders, as the case may be, declare an acceleration with respect to notes of either series, but before the applicable person has obtained a judgment or decree based on such acceleration, the holders of a majority in principal amount of the outstanding notes of that series may, under certain conditions, cancel such acceleration if we have cured all Events of Default (other than the nonpayment of accelerated principal) with respect to notes of that series or all such Events of Default have been waived as provided in the indenture. For information as to waiver of defaults, see “—Modification and Waiver.”

The indenture provides that, subject to the duties of the Trustee to act with the required standard of care, if there is a continuing Event of Default, the Trustee need not exercise any of its rights or powers under the indenture at the request or direction of any of the holders of notes, unless such holders have offered to the Trustee reasonable security or indemnity. Subject to such provisions for security or indemnification of the Trustee and certain other conditions, the holders of a majority in principal amount of the outstanding notes of each series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power the Trustee holds with respect to the notes of that series.

No holder of any note of either series will have any right to institute any proceeding with respect to the indenture or for any remedy under the indenture unless:

•	the Trustee has failed to institute such proceeding for 60 days after the holder has previously given to the Trustee written notice of a continuing Event of Default with respect to notes of that series;

•	the holders of at least 25% in principal amount of the outstanding notes of that series have made a written request, and offered reasonable security or indemnity, to the Trustee to institute such proceeding as Trustee; and

•	the Trustee has not received from the holders of a majority in principal amount of the outstanding notes of that series a direction inconsistent with such request.

However, the holder of any note will have an absolute and unconditional right to receive payment of the principal of, and any premium or interest on, such note on or after the date or dates they are to be paid as expressed in such note and to institute suit for the enforcement of any such payment.

We are required to furnish to the Trustee annually a statement as to the absence of certain defaults under the indenture. The indenture provides that the Trustee need not provide holders of notes of either series notice of any default (other than the nonpayment of principal or any premium or interest) if it considers it in the interest of the holders of notes of that series not to provide such notice.

Modification and Waiver

We and the Trustee may modify or amend the indenture with the consent of the holders of a majority of the principal amount of the outstanding notes of each series affected by the modification or amendment. However, no such modification or amendment may, without the consent of the holders of all then outstanding notes of the affected series:

•	change the due date of the principal of, or any installment of principal of or interest on, the notes of that series;

•	reduce the principal amount of, or any premium or interest rate on, the notes of that series;

•	change the place or currency of payment of principal of, or any premium or interest on, the notes of that series;

•	impair the right to institute suit for the enforcement of any payment on or with respect to the notes of that series after the due date thereof; or

•	reduce the percentage in principal amount of the notes of that series then outstanding, the consent of whose holders is required for modification or amendment of the indenture, for waiver of compliance with certain provisions of the indenture or for waiver of certain defaults.

The holders of a majority of the principal amount of the outstanding notes of any series may waive, insofar as that series is concerned, future compliance by us with certain restrictive covenants of the indenture. The holders of at least a majority in principal amount of the outstanding notes of any series may waive any past default under the indenture with respect to that series, except a failure by us to pay the principal of, or any premium or interest on, any notes of that series or a provision that cannot be modified or amended without the consent of the holders of all outstanding notes of the affected series.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee or stockholder of ours will have any liability for any of our obligations under the notes or the indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes.

Defeasance

Defeasance and Discharge.

The indenture provides that we may be discharged from any and all obligations in respect of the notes of either series (except for certain obligations to register the transfer or exchange of notes of that series, to replace stolen, destroyed, lost or mutilated notes of that series, to maintain paying agencies, to compensate and indemnify the Trustee or to furnish the Trustee (if the Trustee is not the registrar) with the names and addresses of holders of notes of that series)). We will be so discharged if we irrevocably deposit with the Trustee, in trust, money and/or securities of the United States government in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants to pay each installment of principal of, and any premium and interest on, the notes of that series on the applicable due dates for those payments in accordance with the terms of those notes.

This discharge may occur only if, among other things, we have delivered to the Trustee an opinion of counsel confirming that the holders of the notes of that series will not recognize income, gain or loss for United States federal income tax purposes as a result of such defeasance and will be subject to United States federal income tax on the same amounts and in the same manner and at the same times as would have been the case if the discharge had not occurred. That opinion must state that we have received from, or there has been published by, the United States Internal Revenue Service a ruling or, since the date of execution of the indenture, there has been a change in the applicable United States federal income tax law, in any case, in support of that opinion.

Defeasance of Certain Covenants and Certain Events of Default.

The indenture provides that, upon compliance with certain conditions:

•	we may omit to comply with the covenants described under “—Certain Covenants—Restrictions on Secured Debt” and “—Certain Covenants—Restrictions on Sale and Lease-Back Transactions” (all other obligations under the notes of that series will remain in full force and effect); and

•	any omission to comply with those covenants will not constitute an Event of Default with respect to the notes of that series (“covenant defeasance”).

The conditions include:

•	depositing with the Trustee money and/or securities of the United States government in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants to pay each installment of principal of, any premium and interest on the notes of that series on the due dates for those payments in accordance with the terms of those notes; and

•	delivering to the Trustee an opinion of counsel to the effect that the holders of the notes of that series will not recognize income, gain or loss for United States federal income tax purposes as a result of the deposit and related covenant defeasance and will be subject to United States federal income tax on the same amounts and in the same manner and at the same times as would have been the case if the deposit and related covenant defeasance had not occurred.

Covenant Defeasance and Certain Other Events of Default.

If we exercise our option to effect a covenant defeasance with respect to the notes of a series as described above and the notes of that series are thereafter declared due and payable because of an Event of Default (other than an Event of Default caused by failing to comply with the covenants that are defeased), the amount of money and securities we have deposited with the Trustee would be sufficient to pay amounts due on the notes of that series on their respective due dates but may not be sufficient to pay amounts due on the notes of that series at the time of acceleration resulting from such Event of Default. However, we would remain liable for such payments.

Governing Law

The indenture and the notes are governed by the laws of the State of New York.

The Trustee

LaSalle Bank National Association is the Trustee under the indenture.

Except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the indenture. The Trustee will exercise such of the rights and powers vested in it under the indenture and use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person’s own affairs.

Satisfaction and Discharge

The indenture will be discharged and will cease to be of further effect as to all notes issued thereunder, when:

(1) either

(a) all 2010 Notes or 2015 Notes, as the case may be, that have been authenticated, except lost, stolen or destroyed notes that have been replaced or paid and notes for whose payment money has been deposited in trust and thereafter repaid to the Company, have been delivered to the Trustee for cancellation; or

(b) all 2010 Notes or 2015 Notes, as the case may be, that have not been delivered to the Trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year and the Company has irrevocably deposited or caused to be deposited with the Trustee, as trust funds in trust solely for the benefit of holders of the affected notes, cash in U.S. dollars, non-callable government obligations, or a combination of cash in U.S. dollars and non-callable government obligations, in amounts as will be sufficient without consideration of any reinvestment of interest to pay and discharge the entire indebtedness on the notes not delivered to the Trustee for cancellation for principal, premium, if any, and accrued interest to the date of maturity or redemption;

(2) no default or Event of Default has occurred and is continuing on the date of the deposit;

(3) the Company has paid or caused to be paid all sums payable by it under the indenture; and

(4) the Company has delivered irrevocable instructions to the Trustee to apply the deposited money toward the payment of the 2010 Notes or 2015 Notes, as the case may be, at maturity or the redemption date, as the case may be.

In addition, the Company must deliver an officers’ certificate and an opinion of counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Certain Definitions

Set forth below is a summary of certain of the defined terms used in the indenture. Reference is made to the indenture for the full definition of all such terms as well as any other capitalized terms used herein for which no definition is provided. Unless the context otherwise requires, an accounting term not otherwise defined has the meaning assigned to it in accordance with generally accepted accounting principles.

“Attributable Debt” is defined in the indenture to mean, in the context of a Sale and Lease-Back Transaction, what we believe in good faith to be the present value, discounted at the interest rate implicit in the lease involved in such Sale and Lease-Back Transaction, of the lessee’s obligation under the lease for rental payments during the remaining term of such lease, as it may be extended. For purposes of this definition, any amounts lessee must pay, whether or not designated as rent or additional rent, on account of maintenance and repairs, insurance, taxes, assessments, water rates or similar charges or any amounts lessee must pay under the lease contingent upon the amount of sales, maintenance and repairs, insurance, taxes, assessments, water rates or similar charges are not included in the determination of lessee’s obligations under the lease.

“Commission” means the U.S. Securities and Exchange Commission.

“Consolidated Net Tangible Assets” is defined in the indenture to mean the total amount of assets minus:

•	all applicable reserves;

•	all current liabilities (excluding any liabilities which are by their terms extendible or renewable at the option of the obligor to a time more than 12 months after the time as of which the amount thereof is being computed and excluding current maturities of long-term indebtedness); and

•	all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangible assets,

all as shown in our audited consolidated balance sheet contained in our then most recent annual report to stockholders, except that assets will include an amount equal to the Attributable Debt in respect of any Sale and Lease-Back Transaction not capitalized on such balance sheet.

“Default” means any event which is, or after notice or passage of time or both would be, an Event of Default.

“Event of Default” has the meaning set forth under “—Events of Default.”

“Issue Date” means the date on which the notes are initially issued.

“Officer” means the Chief Executive Officer, the President, the Chief Financial Officer or any Vice President, the Treasurer or the Secretary of the specified Person.

“Officers’ Certificate” means a certificate signed by the Chairman of the Board, the Chief Executive Officer, the President or a Vice President, and by the Treasurer, an Assistant Treasurer, the Controller, an Assistant Controller, the Secretary or an Assistant Secretary, and delivered to the Trustee.

“Person” means any individual, corporation, company (including any limited liability company), association, partnership, joint venture, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

“Principal Property” is defined in the indenture to mean any manufacturing plant or manufacturing facility owned by us or any Restricted Subsidiary which is located within the United States and has a gross book value in excess of 1% of Consolidated Net Tangible Assets at the time of determination, except for any such plant or facility or any portion of such plant or facility which our board of directors does not deem material to the total business conducted by us and our Restricted Subsidiaries considered as one enterprise.

“Restricted Subsidiary” is defined in the indenture to mean any Subsidiary that has substantially all of its property located in or that conducts substantially all of its business within the United States (other than its territories or possessions and other than Puerto Rico) and that owns a Principal Property; however, any Subsidiary which is principally engaged in financing operations outside the United States or which is principally engaged in leasing or in financing installment receivables will not be considered a Restricted Subsidiary.

“Sale and Lease-Back Transaction” is defined in the indenture to mean the leasing by us or any Restricted Subsidiary of any Principal Property, whether owned at the date of the indenture or acquired after the date of the indenture (except for temporary leases for a term, including any renewal term, of up to three years and except for leases between us and any Restricted Subsidiary or between Restricted Subsidiaries), which property has been or is to be sold or transferred by us or such Restricted Subsidiary to any party with the intention of taking back a lease of such property.

“Subsidiary” is defined in the indenture to mean any corporation in which we and/or one or more other Subsidiaries directly or indirectly own more than 50% of the outstanding voting stock.

BOOK-ENTRY; DELIVERY AND FORM

The exchange notes initially will be represented by one or more permanent global certificates in definitive, fully registered form (the “Global Notes”). The Global Notes will be deposited upon issuance with The Depository Trust Company, New York, New York (“DTC”) and registered in the name of a nominee of DTC, in the form of a global certificate.

The Global Notes

DTC has advised us that pursuant to procedures established by it (i) upon the issuance of the Global Notes, DTC or its custodian will credit, on its internal system, the principal amount at maturity of the individual beneficial interests represented by such Global Notes to the respective accounts of persons who have accounts with such depositary and (ii) ownership of beneficial interests in the Global Notes will be shown on, and the transfer of such ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants). Ownership of beneficial interests in the Global Notes will be limited to persons who have accounts with DTC (“participants”) or persons who hold interests through participants. Holders may hold their interests in the Global Notes directly through DTC if they are participants in such system, or indirectly through organizations that are participants in such system.

So long as DTC, or its nominee, is the registered owner or holder of the notes, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the notes represented by such Global Notes for all purposes under the indenture governing the notes. No beneficial owner of an interest in the Global Notes will be able to transfer that interest except in accordance with DTC’s procedures, in addition to those provided for under the indenture with respect to the exchange notes.

Payments of the principal of, premium, if any, and interest (including additional interest) on, the Global Notes will be made to DTC or its nominee, as the case may be, as the registered owner of the Global Notes. None of RR Donnelley, the trustee or any paying agent under the indenture governing the notes will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interest.

DTC has advised us that its present practice is, upon receipt of any payment of principal, premium, if any, and interest (including additional interest) on the Global Notes, to credit immediately participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Notes as shown on the records of DTC. Payments by participants to owners of beneficial interests in the Global Notes held through such participants will be governed by standing instructions and customary practice, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

Transfers between participants in DTC will be effected in the ordinary way through DTC’s same-day funds system in accordance with DTC rules and will be settled in same-day funds. If a holder requires physical delivery of a certificated security for any reason, including to sell notes to persons in states which require physical delivery of the notes, or to pledge such securities, such holder must transfer its interest in a Global Note, in accordance with the normal procedures of DTC and with the procedures set forth in the indenture governing the notes.

DTC has advised us that it will take any action permitted to be taken by a holder of notes, including the presentation of notes for exchange as described below, only at the direction of one or more participants to whose account the DTC interests in the Global Notes are credited and only in respect of such portion of the aggregate principal amount of notes as to which such participant or participants has or have given such direction. However, if there is an event of default under the indenture governing the notes, DTC will exchange the Global Notes for certificated securities, which it will distribute to its participants.

DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the Uniform Commercial Code and a “Clearing Agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and certain other organizations. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly (“indirect participants”).

Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the Global Notes among participants of DTC, it is under no obligation to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the trustee will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Certificated Securities

Certificated securities will be issued in exchange for beneficial interests in the Global Notes (i) if requested by a holder of such interests or (ii) if DTC is at any time unwilling or unable to continue as a depositary for the Global Notes and a successor depositary is not appointed by us within 90 days.

PLAN OF DISTRIBUTION

We are not using any underwriters for this exchange offer. We are also bearing the expenses of the exchange.

This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of any exchange notes received in exchange for private notes acquired by such broker-dealer as a result of market-making or other trading activities. Each such broker-dealer that receives exchange notes for its own account in exchange for such private notes pursuant to the exchange offer must acknowledge in the letter of transmittal that it will deliver a prospectus in connection with any resale of such exchange notes. We have agreed that for a period of up to 180 days after the registration statement is declared effective, we will use our reasonable best efforts to keep the registration statement effective and will make this prospectus, as amended or supplemented, available to any such broker-dealer that requests copies of this prospectus in the letter of transmittal for use in connection with any such resale.

We will not receive any proceeds from any sale of exchange notes by broker-dealers or any other persons. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions:

•	in the over-the-counter market;

•	in negotiated transactions;

•	through the writing of options on the exchange notes; or

•	a combination of such methods of resale.

The exchange notes may be sold from time to time:

•	at market prices prevailing at the time of resale;

•	at prices related to such prevailing market prices; or

•	at negotiated prices.

Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such exchange notes.

Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer in exchange for private notes acquired by such broker-dealer as a result of market-making or other trading activities and any broker-dealer that participates in a distribution of such exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act. Any profit on these resales of exchange notes and any commissions or concessions received by any person may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of 180 days after the expiration date, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to our performance of, or compliance with, the registration rights agreement and will indemnify the holders of the private notes, including any broker-dealers, and certain parties related to these holders, against certain liabilities, including liabilities under the Securities Act, as set forth in the registration rights agreement.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The exchange of private notes for exchange notes should not be treated as a taxable transaction for United States Federal income tax purposes because the terms of the exchange notes should not be considered to differ materially in kind or in extent from the terms of the private notes. Rather, the exchange notes received by a holder of private notes should be treated as a continuation of such holder’s investment in the private notes. As a result, there should be no material United States Federal income tax consequences to holders exchanging private notes for exchange notes and holders will hold the exchange notes with the same basis and holding period as their basis and holding period in the private notes.

IF YOU ARE CONSIDERING AN EXCHANGE OF YOUR PRIVATE NOTES FOR THE EXCHANGE NOTES, YOU SHOULD CONSULT YOUR OWN TAX ADVISOR(S) CONCERNING THE TAX CONSEQUENCES ARISING UNDER STATE, LOCAL, OR FOREIGN LAWS OF SUCH AN EXCHANGE.

VALIDITY OF THE EXCHANGE NOTES

The validity of the exchange notes will be passed upon for us by Sullivan & Cromwell LLP.

EXPERTS

The consolidated financial statements incorporated in the registration statement by reference from the R. R. Donnelley & Sons Company Current Report on Form 8-K filed May 18, 2005, and related financial statement schedule and management’s report on the effectiveness of internal control over financial reporting incorporated in the registration statement by reference from the R. R. Donnelley & Sons Company Annual Report on Form 10-K for the year ended December 31, 2004, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports (which financial statement audit report expresses an unqualified opinion and includes an explanatory paragraph concerning RR Donnelley’s acquisition on February 27, 2004 of all outstanding shares of Moore Wallace Incorporated) dated March 14, 2005 (May 17, 2005 as to Note 22, Pending Acquisitions, and the references to segment information in Notes 1, 4, 5 and 19), which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Moore Wallace Incorporated incorporated in the registration statement by reference from the R. R. Donnelley & Sons Company Current Report on Form 8-K/A filed March 16, 2004 have been audited by Deloitte & Touche LLP, an independent registered chartered accounting firm, as stated in their report dated February 26, 2004, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

DOCUMENTS INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” the documents that we file with the SEC. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. This information incorporated by reference is a part of this prospectus, unless we provide you with different information in this prospectus or the information is modified or superseded by a subsequently filed document.

This prospectus incorporates by reference

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2004, except to the extent superseded by the Current Report on Form 8-K filed on May 18, 2005,

•	Our Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2005 and June 30, 2005,

•	Our Current Reports on Form 8-K and 8-K/A as filed on January 6, 2005, February 25, 2005 (other than information furnished under Item 2.02), March 28, 2005, March 29, 2005, April 4, 2005, April 8, 2005, April 21, 2005, May 18, 2005, May 25, 2005, June 2, 2005, June 14, 2005 and September 30, 2005, and

•	The consolidated financial statements of Moore Wallace Incorporated as at December 31, 2003 and 2002, and the independent auditors’ report thereon, dated February 26, 2004, included in our Current Report on Form 8-K/A filed on March 16, 2004.

This prospectus also incorporates by reference additional documents that we may file with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the time of filing of the initial registration statement and before effectiveness of the registration statement, and after the date of this prospectus and before the termination of this offering. These documents include annual reports, quarterly reports and other current reports, as well as proxy statements.

RECENT DEVELOPMENTS

During the fourth quarter of 2004, the Company announced its intention to sell its Peak Technologies business and, accordingly, has treated Peak Technologies as a discontinued operation since that announcement. On October 21, 2005, the Company announced an agreement to sell its Peak Technologies business. Based on the terms of this agreement, the Company recorded a pre-tax impairment charge of $36.6 million ($22.1 million net of tax) in the third quarter of 2005 to reduce the net assets of Peak Technologies to their estimated fair value less the costs estimated to be incurred in connection with the sale of business under that agreement.